UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

NortonLifeLock Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

668771108

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 8, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 668771108

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		32,700,601
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

32,700,601
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,700,601*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

PN

* Includes 274,186 Shares underlying a certain forward purchase contract exercisable within 60 days hereof and 8,341,481 Shares underlying certain call options exercisable within 60 days hereof.

2

CUSIP No. 668771108

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		11,584,254
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

11,584,254
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,584,254*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14	TYPE OF REPORTING PERSON

CO

* Includes 7,733,667 Shares underlying certain call options exercisable within 60 days hereof.

3

CUSIP No. 668771108

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,824,750
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,824,750
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,824,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 668771108

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,045,955
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,045,955
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,045,955
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 668771108

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,045,955
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,045,955
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,045,955
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 668771108

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,054,492
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,054,492
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,054,492
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 668771108

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,008,537
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,008,537
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,008,537
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 668771108

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,008,537
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,008,537
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,008,537
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 668771108

1	NAME OF REPORTING PERSON

STARBOARD LEADERS TANGO LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		910,386
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

910,386
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

910,386*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

* Includes 607,814 Shares underlying certain call options exercisable within 60 days hereof.

10

CUSIP No. 668771108

1	NAME OF REPORTING PERSON

STARBOARD LEADERS FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		910,386
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

910,386
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

910,386*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* Includes 607,814 Shares underlying certain call options exercisable within 60 days hereof.

11

CUSIP No. 668771108

1	NAME OF REPORTING PERSON

STARBOARD LEADERS SELECT VI LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,222,049
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,222,049
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,222,049
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

12

CUSIP No. 668771108

1	NAME OF REPORTING PERSON

STARBOARD LEADERS SELECT VI GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,222,049
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,222,049
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,222,049
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

13

CUSIP No. 668771108

1	NAME OF REPORTING PERSON

STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,132,435
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,132,435
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,132,435*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* Includes 607,814 Shares underlying certain call options exercisable within 60 days hereof.

14

CUSIP No. 668771108

1	NAME OF REPORTING PERSON

STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,132,435
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,132,435
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,132,435*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

* Includes 607,814 Shares underlying certain call options exercisable within 60 days hereof.

15

CUSIP No. 668771108

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		32,700,601
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

32,700,601
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,700,601*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

OO

* Includes 274,186 Shares underlying a certain forward purchase contract exercisable within 60 days hereof and 8,341,481 Shares underlying certain call options exercisable within 60 days hereof.

16

CUSIP No. 668771108

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		32,700,601
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

32,700,601
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,700,601*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

PN

* Includes 274,186 Shares underlying a certain forward purchase contract exercisable within 60 days hereof and 8,341,481 Shares underlying certain call options exercisable within 60 days hereof.

17

CUSIP No. 668771108

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		32,700,601
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

32,700,601
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,700,601*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

OO

* Includes 274,186 Shares underlying a certain forward purchase contract exercisable within 60 days hereof and 8,341,481 Shares underlying certain call options exercisable within 60 days hereof.

18

CUSIP No. 668771108

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		32,700,601
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

32,700,601
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,700,601*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

IN

* Includes 274,186 Shares underlying a certain forward purchase contract exercisable within 60 days hereof and 8,341,481 Shares underlying certain call options exercisable within 60 days hereof.

19

CUSIP No. 668771108

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		40,008
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		32,700,601
PERSON WITH	9	SOLE DISPOSITIVE POWER

40,008
	10	SHARED DISPOSITIVE POWER

32,700,601
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,740,609*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

IN

* Includes 274,186 Shares underlying a certain forward purchase contract exercisable within 60 days hereof and 8,341,481 Shares underlying certain call options exercisable within 60 days hereof.

20

CUSIP No. 668771108

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The securities purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard Tango LLC, Starboard Select VI LP, and held in the Starboard Value LP Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 3,850,587 Shares beneficially owned by Starboard V&O Fund is approximately $57,726,234, excluding brokerage commissions. The aggregate purchase price of certain call options exercisable into 7,733,667 Shares beneficially owned by Starboard V&O Fund, as further described in Item 6 below, is approximately $13,301,907, excluding brokerage commissions. The aggregate purchase price of the 1,824,750 Shares beneficially owned by Starboard S LLC is approximately $37,371,127, excluding brokerage commissions. The aggregate purchase price of the 1,045,955 Shares beneficially owned by Starboard C LP is approximately $21,421,637, excluding brokerage commissions. The aggregate purchase price of the 1,008,537 Shares beneficially owned by Starboard L Master is approximately $19,304,533, excluding brokerage commissions. The aggregate purchase price of the 302,572 Shares beneficially owned by Starboard Tango LLC is approximately $4,535,554, excluding brokerage commissions. The aggregate purchase price of certain call options exercisable into 607,814 Shares beneficially owned by Starboard Tango LLC, as further described in Item 6 below, is approximately $1,045,440, excluding brokerage commissions. The aggregate purchase price of the 1,222,049 Shares beneficially owned by Starboard Select VI LP is approximately $24,722,477, excluding brokerage commissions. The aggregate purchase price of the 14,830,484 Shares held in the Starboard Value LP Accounts is approximately $292,719,927, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contract providing for the purchase of 274,186 Shares by Starboard Value LP through one of the Starboard Value LP Accounts is approximately $5,738,713, excluding brokerage commissions. The 40,008 Shares beneficially owned by Mr. Feld represent shares that were granted to Mr. Feld by the Issuer in his capacity as a director of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Starboard Value LP (together with its affiliates, “Starboard”) has undertaken the sales reported in this Amendment No. 5 to the Schedule 13D to effectuate a rebalancing of Starboard’s portfolio in light of the significant appreciation in the Issuer’s stock price since Starboard filed its initial Schedule 13D in the Issuer nearly two years ago. Starboard intends to remain a large shareholder of the Issuer and has full confidence in the ability of management and the Board of Directors of the Issuer to protect and enhance shareholder value and represent the best interests of all shareholders.

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CUSIP No. 668771108

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 589,028,713 Shares outstanding, as of May 12, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 28, 2020.

A.	Starboard V&O Fund
(a)	As of the close of business on June 9, 2020, Starboard V&O Fund beneficially owned 11,584,254 Shares, including 7,733,667 Shares underlying certain call options.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 11,584,254
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 11,584,254
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on June 9, 2020, Starboard S LLC beneficially owned 1,824,750 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,824,750
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,824,750
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
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CUSIP No. 668771108

C.	Starboard C LP
(a)	As of the close of business on June 9, 2020, Starboard C LP beneficially owned 1,045,955 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,045,955
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,045,955
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 1,045,955 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,045,955
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,045,955
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 1,045,955 Shares owned by Starboard C LP and (ii) 1,008,537 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,054,492
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,054,492
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
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CUSIP No. 668771108

F.	Starboard L Master
(a)	As of the close of business on June 9, 2020, Starboard L Master beneficially owned 1,008,537 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,008,537
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,008,537
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
G.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 1,008,537 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,008,537
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,008,537
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
H.	Starboard Tango LLC
(a)	As of the close of business on June 9, 2020, Starboard Tango LLC beneficially owned 910,386 Shares, including 607,814 Shares underlying certain call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 910,386
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 910,386
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Tango LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
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CUSIP No. 668771108

I.	Starboard Leaders Fund
(a)	Starboard Leaders Fund, as a member of Starboard Tango LLC, may be deemed the beneficial owner of the 910,386 Shares owned by Starboard Tango LLC.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 910,386
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 910,386
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Leaders Fund has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard Tango LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
J.	Starboard Select VI LP
(a)	As of the close of business on June 9, 2020, Starboard Select VI LP beneficially owned 1,222,049 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,222,049
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,222,049
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Select VI LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
K.	Starboard Select VI GP
(a)	Starboard Select VI GP, as the general partner of Starboard Select VI LP, may be deemed the beneficial owner of the 1,222,049 Shares owned by Starboard Select VI LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,222,049
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,222,049
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Select VI GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard Select VI LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
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CUSIP No. 668771108

L.	Starboard A LP
(a)	Starboard A LP, as the general partner of Starboard Leaders Fund and the managing member of Starboard Tango LLC and Starboard Select VI GP, may be deemed the beneficial owner of the (i) 910,386 Shares owned by Starboard Tango LLC and (ii) 1,222,049 Shares owned by Starboard Select VI LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,132,435
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,132,435
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard Tango LLC and Starboard Select VI LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
M.	Starboard A GP
(a)	Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the (i) 910,386 Shares owned by Starboard Tango LLC and (ii) 1,222,049 Shares owned by Starboard Select VI LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,132,435
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,132,435
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard A GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard Tango LLC and Starboard Select VI LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
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CUSIP No. 668771108

N.	Starboard Value LP
(a)	As of the close of business on June 9, 2020, 15,104,670 Shares were held in the Starboard Value LP Accounts, including 274,186 Shares underlying a certain forward purchase contract. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard Tango LLC, Starboard Select VI LP, and the Starboard Value LP Accounts and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 11,584,254 Shares owned by Starboard V&O Fund, (ii) 1,824,750 Shares owned by Starboard S LLC, (iii) 1,045,955 Shares owned by Starboard C LP, (iv) 1,008,537 Shares owned by Starboard L Master, (v) 910,386 Shares owned by Starboard Tango LLC, (vi) 1,222,049 Shares owned by Starboard Select VI LP, and (vii) 15,104,670 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 32,700,601
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 32,700,601
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Accounts and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard Tango LLC, and Starboard Select VI LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
O.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 11,584,254 Shares owned by Starboard V&O Fund, (ii) 1,824,750 Shares owned by Starboard S LLC, (iii) 1,045,955 Shares owned by Starboard C LP, (iv) 1,008,537 Shares owned by Starboard L Master, (v) 910,386 Shares owned by Starboard Tango LLC, (vi) 1,222,049 Shares owned by Starboard Select VI LP, and (vii) 15,104,670 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 32,700,601
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 32,700,601
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard Tango LLC, and Starboard Select VI LP and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
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CUSIP No. 668771108

P.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 11,584,254 Shares owned by Starboard V&O Fund, (ii) 1,824,750 Shares owned by Starboard S LLC, (iii) 1,045,955 Shares owned by Starboard C LP, (iv) 1,008,537 Shares owned by Starboard L Master, (v) 910,386 Shares owned by Starboard Tango LLC, (vi) 1,222,049 Shares owned by Starboard Select VI LP, and (vii) 15,104,670 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 32,700,601
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 32,700,601
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard Tango LLC, and Starboard Select VI LP and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
Q.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 11,584,254 Shares owned by Starboard V&O Fund, (ii) 1,824,750 Shares owned by Starboard S LLC, (iii) 1,045,955 Shares owned by Starboard C LP, (iv) 1,008,537 Shares owned by Starboard L Master, (v) 910,386 Shares owned by Starboard Tango LLC, (vi) 1,222,049 Shares owned by Starboard Select VI LP, and (vii) 15,104,670 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 32,700,601
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 32,700,601
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard Tango LLC, and Starboard Select VI LP and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
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CUSIP No. 668771108

R.	Mr. Smith
(a)	Mr. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 11,584,254 Shares owned by Starboard V&O Fund, (ii) 1,824,750 Shares owned by Starboard S LLC, (iii) 1,045,955 Shares owned by Starboard C LP, (iv) 1,008,537 Shares owned by Starboard L Master, (v) 910,386 Shares owned by Starboard Tango LLC, (vi) 1,222,049 Shares owned by Starboard Select VI LP, and (vii) 15,104,670 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 32,700,601
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 32,700,601

(c)	Mr. Smith has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard Tango LLC, and Starboard Select VI LP and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
S.	Mr. Feld
(a)	As of the close of business on June 9, 2020, Mr. Feld beneficially owned 40,008 Shares. Mr. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 11,584,254 Shares owned by Starboard V&O Fund, (ii) 1,824,750 Shares owned by Starboard S LLC, (iii) 1,045,955 Shares owned by Starboard C LP, (iv) 1,008,537 Shares owned by Starboard L Master, (v) 910,386 Shares owned by Starboard Tango LLC, (vi) 1,222,049 Shares owned by Starboard Select VI LP, and (vii) 15,104,670 Shares held in the Starboard Value LP Accounts.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 40,008
2. Shared power to vote or direct vote: 32,700,601
3. Sole power to dispose or direct the disposition: 40,008
4. Shared power to dispose or direct the disposition: 32,700,601

(c)	Mr. Feld has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard Tango LLC, and Starboard Select VI LP and through the Starboard Value LP Accounts during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
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CUSIP No. 668771108

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As previously disclosed, each of Starboard V&O Fund and Starboard Tango LLC purchased in the over the counter market American-style call options from Goldman Sachs referencing an aggregate of 15,444,672 Shares and 1,213,847 Shares, respectively, which expire on December 11, 2020. These call options initially had an exercise price of $26.99 per Share, however, pursuant to the terms of such call options, the exercise price was subsequently adjusted to $14.99 per Share in connection with the special dividend that was declared by the Issuer. On June 8, 2020, each of Starboard V&O Fund and Starboard Tango LLC exercised certain of these call options and thereby acquired an aggregate of 7,711,005 Shares and 606,033 Shares, respectively. Upon exercise of such call options, those certain call options terminated in accordance with their terms. Accordingly, each of Starboard V&O Fund and Starboard Tango LLC have exposure to the remaining call options, referencing an aggregate of 7,733,667 Shares and 607,814 Shares, respectively, which have an exercise price of $14.99 per Share and expire on December 11, 2020.

As previously disclosed, each of Starboard V&O Fund and Starboard Tango LLC sold short in the over the counter market American-style put options to Goldman Sachs referencing an aggregate of 15,444,672 Shares and 1,213,847 Shares, respectively, which expire on December 11, 2020. These put options initially had an exercise price of $24.09 per Share, however, pursuant to the terms of such put options, the exercise price was subsequently adjusted to $12.09 per Share in connection with the special dividend that was declared by the Issuer.

As previously disclosed, Starboard Value LP through one of the Starboard Value LP Accounts entered into a forward purchase contract providing for the purchase of 274,186 Shares (the “Forward Contract”). The Forward Contract has a final valuation date of February 16, 2021, however, Starboard Value LP has the ability to elect early settlement after serving notice to the counter party of such intention at least two (2) scheduled trading days in advance of the desired early final valuation date. The Forward Contract provides for physical settlement. Until the settlement date, the Forward Contract does not give Starboard Value LP voting or dispositive control over the Shares to which the contract relates.

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CUSIP No. 668771108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2020

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

By: Starboard Value L LP,

its general partner

Starboard Value L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD LEADERS TANGO LLC

By: Starboard Value A LP,

its managing member

Starboard Leaders Fund LP

By: Starboard Value A LP,

its general partner

Starboard Leaders Select VI LP

By: Starboard Leaders Select VI GP LLC,

its general partner

STARBOARD VALUE A LP

By: Starboard Value A GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value A GP LLC

Starboard Value R GP LLC

Starboard Leaders Select VI GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Feld

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CUSIP No. 668771108

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Acquisition of Common Stock Upon Exercise of December 2020 Call Option ($14.99 Strike Price)	7,711,005	14.9900	06/08/2020
Sale of Common Stock	(3,861,418)	20.9700	06/08/2020

STARBOARD VALUE AND OPPORTUNITY S LLC

Sale of Common Stock	(608,250)	20.9700	06/08/2020

STARBOARD VALUE AND OPPORTUNITY C LP

Sale of Common Stock	(348,651)	20.9700	06/08/2020

STARBOARD LEADERS TANGO LLC

Acquisition of Common Stock Upon Exercise of December 2020 Call Option ($14.99 Strike Price)	507,111	14.9900	06/08/2020
Acquisition of Common Stock Upon Exercise of December 2020 Call Option ($14.99 Strike Price)	98,922	14.9900	06/08/2020
Sale of Common Stock	(253,928)	20.9700	06/08/2020
Sale of Common Stock	(49,533)	20.9700	06/08/2020

STARBOARD LEADERS SELECT VI LP

Sale of Common Stock	(407,349)	20.9700	06/08/2020

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Sale of Common Stock	(336,178)	20.9700	06/08/2020

STARBOARD VALUE LP
(Through the Starboard Value LP Accounts)

Sale of Common Stock	(1,169,506)	20.9700	06/08/2020
Sale of Common Stock	(3,865,382)	20.9700	06/08/2020